SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 10 August 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (“Bank of Ireland” or the “Bank”)

Conversion of Allotment Instruments into Ordinary Stock and issuance of Ordinary Stock in respect of the Delayed Settlement Security

10 August 2011

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO, AUSTRALIA, NEW ZEALAND, SOUTH AFRICA, JAPAN, CANADA OR SWITZERLAND OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

The Allotment Instruments issued pursuant to the Exchange Offers on 14 July 2011 are due to convert into Ordinary Stock of the Bank on 12 August 2011.  The Bank expects that 5,658,949,869 units of ordinary stock will be issued on 12 August 2011.  In addition, the Bank expects to issue an additional 96,253,321 units of Ordinary Stock on 12 August 2011 in respect of the Delayed Settlement Security, resulting in total issuance of 5,755,203,190 units of Ordinary Stock.

Applications have been made for the 5,755,203,190 units of Ordinary Stock issued pursuant to these Exchange Offers referred to above to be admitted to the Official Lists of the Irish Stock Exchange and the UK Listing Authority and admitted to trading on the main markets of the Irish Stock Exchange and the London Stock Exchange.  It is expected that the Ordinary Stock will commence trading on the Irish Stock Exchange and the London Stock Exchange at 8.00 a.m. on 15 August 2011.

Following the issuance of 5,755,203,190 units of Ordinary Stock related to these Exchange Offers, the Group will have in issue 30,132,505,842 units of ordinary stock.

Ends

For further information please contact:

Brian Kealy	Head of Capital Management	+353 (0)766 23 4719
Colin Reddy	Capital Management	+353 (0)766 23 4722
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Tony Joyce	Head of Group Investor Relations	+353 (0)766 23 4729

This announcement is not and should not be read as an offer to acquire or sell or exchange securities.

The offers have expired.  Any securities that were offered in the Debt for Equity Offers or the Rights Issue have not been and will not be registered under the US Securities Act of 1933, as amended (the “US Securities Act”) or the securities laws of any State or other jurisdictions of the United States, or any other Excluded Territory and may not be offered or sold in the United States or any other Excluded Territory or to US Persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration requirements of the US Securities Act and in compliance with any applicable securities laws of any State or other jurisdiction of the United States or any other Excluded Territory. There will be no public offer in the United States or in any Excluded Territory.

This announcement is not for distribution, directly or indirectly, in or into, Australia, New Zealand, South Africa, Japan, Canada or Switzerland or any other state or jurisdiction in which it would be unlawful to do so.

Neither the content of Bank of Ireland's website nor any website accessible by hyperlinks on Bank of Ireland's website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or any other documents related to any offering of securities or the transfer or offering of securities to US Persons or into jurisdictions other than Ireland and the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement contains or incorporates by reference certain "forward looking statements" regarding the belief or current expectations of the Group, the Directors and other members of its senior management about the Bank's financial condition, results of operations and business and the transactions described in the Prospectus. Generally, but not always, words such as "may", "could", "should", "will", "expect", "intend", "estimate", "anticipate", "assume", "believe", "plan", "seek", "continue", "target", "goal", "would" or their negative variations or similar expressions identify forward looking statements. Such forward looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Bank and are difficult to predict, that may cause the actual results, performance, achievements or developments of the Group or the industries in which it operates to differ materially from any future results, performance, achievements or developments expressed or implied from the forward looking statements. A number of material factors could cause actual results to differ materially from those contemplated by the forward looking statements.

None of the Minister for Finance, the Department of Finance, the Irish Government, the National Pensions Reserve Fund Commission, the National Treasury Management Agency or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser (including without limitation legal and financial advisors) of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (each a "Transaction Document"). Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of any Transaction Document. No Relevant Person has authorised or will authorise the contents of any Transaction Document, or has recommended or endorsed the merits of the offering of securities or any other course of action contemplated by any Transaction Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  10 August 2011